UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YRC Worldwide, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
984249300
(CUSIP Number)
Jennifer M. Pulick
Chief Compliance Officer
Cyrus Capital Partners, L.P.
399 Park Avenue, 39th Floor
New York, New York 10022
(212) 380-5821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	984249300

1	NAMES OF REPORTING PERSONS FBC Holdings, S.a.r.l. (“FBC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		419,504,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		419,504,317

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	419,504,317

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 10 pages

CUSIP No.	984249300

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P. (“Cyrus”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		447,860,113

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		447,860,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	447,860,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

Page 3 of 10 pages

CUSIP No.	984249300

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C. (“Cyrus GP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		447,860,113

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		447,860,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	447,860,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 4 of 10 pages

CUSIP No.	984249300

1	NAMES OF REPORTING PERSONS Stephen C. Freidheim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		447,860,113

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		447,860,113

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	447,860,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 5 of 10 pages

CUSIP No.	984249300
ITEM 1. Security and Issuer.
This Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2011 (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal office is located at 10990 Roe Avenue, Overland Park, Kansas 66211.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
ITEM 2. Identity and Background.
(a) This Schedule 13D is being filed by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), FBC Holdings, S.a.r.l., a Luxembourg limited liability company (“FBC”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), and Mr. Stephen C. Freidheim (each of Cyrus, FBC, Cyrus GP and Mr. Freidheim, collectively, the “Reporting Persons”).
FBC, which serves as a special purpose vehicle for making investments, is a wholly-owned subsidiary of Cyrus Opportunities Master Fund II, Ltd., CRS Fund, Ltd., Crescent 1, L.P., Cyrus Select Opportunities Master Fund, Ltd. and Cyrus Europe Master Fund, Ltd., each of which are private investment funds engaged in the business of acquiring, holding and disposing of investments in various companies. Cyrus is the manager of FBC and the investment manager of each private fund holding an interest in FBC. Cyrus GP is the general partner of Cyrus. Mr. Freidheim is the managing member of Cyrus GP, and the Chief Investment Officer of Cyrus.
Except for Mr. Freidheim, each Reporting Person disclaims beneficial ownership of all shares of the Common Stock, other than those reported herein as being owned by such Reporting Person.
Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons, except to the extent of his pecuniary interest in the Reporting Persons, if any.
(b) The business address of each of the foregoing Reporting Persons is 399 Park Avenue, 39th Floor, New York, New York 10022.
(c) Set forth in Exhibit 99.2 attached hereto are the respective names, business addresses, present principal occupations and citizenships of the executive officers, directors and control persons, as applicable, of each of the Reporting Persons.
(d) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons, or any of their executive officers, directors or control persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Freidheim is a citizen of the United States.
The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). See Item 6 below. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.
ITEM 3. Source and Amount of Funds or Other Consideration.
As further described in Item 4 below, the Reporting Persons acquired the Common Stock reported herein pursuant to the Exchange Offer (as defined below) and subsequent approval of the charter amendment merger described below that resulted in the FBC, Crescent 1, L.P., CRS Fund, Ltd., Cyrus Opportunities Master Fund II, Ltd. and Cyrus Select Opportunities Master Fund, Ltd. (collectively, the “Cyrus Funds”), which are controlled by Cyrus, Cyrus GP and Mr. Freidheim, exchanging their Credit Agreement Claims (as defined below) totaling approximately $119,692,626 for the securities described in Item 4. As discussed in Item 4, the Series B Notes (as defined below) were acquired by the Cyrus Funds using internally generated funds. The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Page 6 of 10 pages

CUSIP No.	984249300
ITEM 4. Purpose of Transaction.
On April 29, 2011, the Issuer entered into a support agreement (the “Support Agreement”) with certain lenders, including the Cyrus Funds, holding claims in outstanding borrowings, deferred interest and fees and letters of credit (“Credit Agreement Claims”) under the Issuer’s credit agreement, dated as of August 17, 2007 (as amended, the “Credit Agreement”), among the Issuer, certain of its subsidiaries, JPMorgan Chase Bank, National Association, as agent, and the other lenders that are parties thereto pursuant to which such participating lenders (including the Cyrus Funds) agreed, among other things, to support the restructuring of the Issuer (the “Restructuring”) by tendering their Credit Agreement Claims in the Exchange Offer (as defined below).
Pursuant to the Support Agreement, the Restructuring consisted, in part, of an exchange offer (the “Exchange Offer”), whereby the Cyrus Funds, as part of the lenders under the Credit Agreement, would receive (i) the Series B Convertible Preferred Stock, par value $1.00 (the “Preferred Stock”), (ii) the 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and (iii) rights to acquire for cash 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”), none of which are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Also as part of the Support Agreement, certain unaffiliated lenders and participants (as defined in the Credit Agreement), including certain of the Cyrus Funds, were part of a steering committee that participating in nominating six of the nine members for the Issuer’s new board of directors. The Support Agreement terminated upon consummation of the Exchange offer on July 22, 2011, at which time the Cyrus Funds exercised their rights to acquire the Series B Notes using internally generated funds.
As part of the Reorganization, a shareholder meeting approving a charter amendment merger occurred on September 16, 2011, whereby a wholly-owned subsidiary of the Issuer merged into the Issuer and the certificate of incorporation of the Issuer was amended and restated to increase the number of shares of Common Stock authorized. As a result of the merger being approved and becoming effective, (i) the Preferred Stock automatically converted into shares of Common Stock, (ii) the Series A Notes became convertible at a fixed price into shares of the Common Stock two years from the date of issuance and (iii) the Series B Notes became immediately convertible at a fixed price into shares of the Common Stock, with such notes convertible based as if the Series B Notes were held until maturity and all interest were paid in kind.
The above summary of the material terms of the Support Agreement is qualified in its entirety by reference to the text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.3.
The Reporting Persons acquired the Common Stock, the Series A Notes and the Series B Notes for investment purposes.
The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Reporting Persons intend to sell shares of Common Stock, the Series A Notes and the Series B Notes in privately negotiated transactions, in the open market or otherwise. However, the timing and amount of such sales will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make sales or may seek to acquire additional shares of Common Stock, Series A Notes or Series B Notes in privately negotiated transactions, in the open market or otherwise depending on general economic and/or market conditions.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.
ITEM 5. Interest in Securities of the Issuer.
(a) - (b) As of September 16, 2011, the date of the approval of the merger described in Item 4 above, the Issuer had issued and outstanding a total of 1,910,884,9941 shares of Common Stock.

[1]	The 1,910,884,994 shares of Common Stock outstanding as reported in the Issuer’s Form S-1 (file #333-176971), filed with the SEC on September 23, 2011.

Page 7 of 10 pages

CUSIP No.	984249300
(i) As of the date hereof, FBC beneficially owns 419,504,317 shares of Common Stock, including 271,428,903 shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, which constitutes approximately 19.1% of the Issuer’s outstanding shares of Common Stock. FBCF has the sole power to vote and sole power to dispose of 419,504,317 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis. As of the date hereof, FBC also directly holds $12,186,217.54 worth of Series A Notes that are convertible upon two years from their date of issuance (July 22, 2011) into 107,506,811 shares of Common Stock. FBC disclaims any beneficial ownership of the underlying Common Shares of the Series A Notes.
(ii) As of the date hereof, Cyrus beneficially owns 447,860,113 shares of Common Stock held by the Cyrus Funds, including 289,738,036 shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, which constitutes approximately 20.3% of the Issuer’s outstanding shares of Common Stock. Cyrus has the shared power to vote and shared power to dispose of 447,860,113 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, held by the Cyrus Funds. As of the date hereof, Cyrus also indirectly owns $13,926,354.54 worth of Series A Notes held by the Cyrus Funds that are convertible upon two years from their date of issuance (July 22, 2011) into 122,858,299.7519 shares of Common Stock. Cyrus disclaims any beneficial ownership of the underlying Common Shares of the Series A Notes.
(iii) As of the date hereof, Cyrus GP beneficially owns 447,800,113 shares of Common Stock held by the Cyrus Funds, including 289,738,036 shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, which constitutes approximately 20.3% of the Issuer’s outstanding shares of Common Stock. Cyrus GP has the shared power to vote and shared power to dispose of 447,800,113 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, held by the Cyrus Funds. As of the date hereof, Cyrus GP also indirectly owns $13,926,354.54 worth of Series A Notes held by the Cyrus Funds that are convertible upon two years from their date of issuance (July 22, 2011) into 122,858,299.7519 shares of Common Stock. Cyrus GP disclaims any beneficial ownership of the underlying Common Shares of the Series A Notes.
(iv) As of the date hereof, Mr. Freidheim, the managing member of Cyrus GP, beneficially owns 447,800,113 shares of Common Stock held by the Cyrus Funds, including 289,738,036 shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, which constitutes approximately 20.3% of the Issuer’s outstanding shares of Common Stock. Mr. Freidheim has the shared power to vote and shared power to dispose of 447,800,113 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Series B Notes and reflected on an as-exercised basis, held by the Cyrus Funds. Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Cyrus Funds, except to the extent of his pecuniary interest in the Cyrus Funds, if any. As of the date hereof, Mr. Freidheim also indirectly owns $13,926,354.54 worth of Series A Notes held by the Cyrus Funds that are convertible upon two years from their date of issuance (July 22, 2011) into 122,858,299.7519 shares of Common Stock. Mr. Freidheim disclaims any beneficial ownership of the underlying Common Shares of the Series A Notes.
The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.
(c) Other than the shares of Common Stock received through the automatic exercise of the Preferred Stock as described in Item 4, which is incorporated herein by reference, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.
(e) Not applicable.

Page 8 of 10 pages

CUSIP No.	984249300
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On July 22, 2011, the Issuer and its guarantor subsidiaries entered into three registration rights agreements (the “Registration Rights Agreements”) with several of its significant holders of its Series A Notes, Series B Notes and Preferred Stock, which included the Cyrus Funds. Pursuant to the Registration Rights Agreements, the Issuer has agreed to prepare and file with the SEC a registration statement covering the resale of such Series A Notes and Series B Notes, as applicable, and the shares of its Common Stock such securities are convertible into, as well as the shares of its Common Stock underlying the Preferred Stock, on or prior to the “filing deadline.” The “filing deadline” for each of the initial registration statements is the fifth business day following the date of the consummation of the charter amendment merger, which occurred on September 16, 2011. The Issuer must use its commercially reasonable efforts to cause each such registration statement to be declared effective by the SEC as soon as practicable, but no later than the “effectiveness deadline.” The “effectiveness deadline” for each initial registration statement is sixty (60) days after the filing deadline; subject to certain exceptions.
In the case of the registration statement for the Series A Notes and the registration statement for the Series B Notes, if (i) such registration statement is not filed with the SEC on or prior to its filing deadline, (ii) such registration statement is not declared effective on or prior to its effectiveness deadline, or (iii) after such registration statement has been declared effective, the Issuer fails to keep the registration statement effective or the prospectus forming a part of such registration statement is not usable for more than an aggregate of 30 trading days (which need not be consecutive) (other than during a grace period) or (iv) a grace period exceeds the length of an allowable grace period (each of the events described in clauses (i) through (iv), an “event”) then, in each case, the Issuer will be required to pay as partial liquidated damages to such holders of Series A Notes or Series B Notes (which includes the Cyrus Funds), as applicable, an amount equal to 0.25% of the aggregate principal amount of such holders’ Series A Notes or Series B Notes, as applicable, for the first 30 days from the date of the event until the event is cured (which rate will be increased by an additional 0.25% per annum for each subsequent 30-day period that liquidated damages continue to accrue, provided that the rate at which such liquidated damages accrue may in no event exceed 2.00% per annum). All liquidated damages will be paid on the same day that interest is payable on the Series A Notes or Series B Notes, as applicable, and will be paid-in-kind in Series A Notes or Series B Notes, as applicable.
The above summary of the material terms of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreements, copies of which are attached hereto as Exhibit 99.4.
On the consummation of the Exchange Offer, which occurred on July 22, 2011, the obligations of the Reporting Persons and the Cyrus Funds under the Support Agreement, terminated. As a result, the Reporting Persons, the Cyrus Funds and other lenders party to the Support Agreement (the “Other Lenders”) may no longer be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons never expressly affirmed membership in any group with any of the Other Lenders, and disclaimed beneficial ownership of any Common Stock held by such lenders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates were the beneficial owners of any Common Stock beneficially owned by any of the Other Lenders for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.
ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Officers and Directors of the Reporting Persons

Exhibit 99.3
Support Agreement among the Issuer and certain lenders under its Credit Agreement (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K, filed on April 29, 2011, File No. 000-12255).

Exhibit 99.4:
Three Form of Registration Rights Agreements, dated  _____, 2011, by and among (i) the Issuer, the guarantors named therein and the holders of the Issuer’s 10% Series A Convertible Senior Secured Notes due 2015 named therein, (ii) the Issuer, the guarantors named therein and the holders of the Issuer’s 10% Series B Convertible Senior Secured Notes due 2015 named therein, and (iii) the Issuer and the holders of the Issuer’s Series B Convertible Preferred Stock named therein. (All three forms of agreements incorporated herein by reference to Exhibits 4.6, 4.7 and 4.8 to the Issuer’s Amendment No. 2 to the Issuer’s registration rights statement on Form S-1 (file # 333-174277) filed with the SEC on July 8, 2011).

Page 9 of 10 pages

CUSIP No.	984249300
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
EXECUTED as a sealed instrument this 26th day of September, 2011.

FBC HOLDINGS, S.a.r.l
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.
By:	/s/ Stephen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual

Page 10 of 10 pages